Filed by Strive, Inc.
(Commission File No.: 001-41612)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Semler Scientific, Inc.
(Commission File No.: 001-36305)

The following is a transcript of the Capital B Podcast, posted on X.com, featuring Jeff Walton, Chief Risk Officer of Strive, Inc. (“Strive”), on January 8, 2026, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the podcast is here:

https://x.com/i/broadcasts/1MnGnPdNVwmxO

Alexandre Laizet  00:01

And what are the feedbacks and what to expect from traditional institutions in terms of participation in the market? And yeah, for those who don't know, capital B is Europe's first and largest Bitcoin Treasury company, and I will let Jeff mention more, but Strive is one of the leading global Bitcoin Treasury company and notably one of the first ones in the world after strategy to issue digital credit. And so that's very notable, and we are very happy to be participating together in that session. So Jeff, welcome. How are you?

Jeff Walton  01:03

Thank you doing fantastic. Thanks for having me. Excited to be here, excited to chat about this stuff. I've got a lot of things on my mind. Had a chance to recover over the holiday season and ready to hit the ground running here in 2026 so for those that don't know me, I'm Jeff Walton, Chief Risk Officer at Strive. I've got a, you know, 11-12-year long history of working in financial markets. I was previously a reinsurance broker, before jumping over to working in Bitcoin. So I've got a really interesting perspective on the insurance market. If you don't know about Strive, Strive is right now. I think we're about 14th largest Bitcoin Treasury company. We have 7625 Bitcoin. We're in the process of acquiring Semler Scientific, which was the second Bitcoin Treasury company, and that deal is, we're, we're hoping that deal closes. That's on the horizon. January 13 is the special meeting date, and we'll, we'll find out more information then, and yeah, well, we, and we've issued a digital credit instrument, being SATA, so we are the second in the United States to issue digital credit, which is a perpetual preferred equity, effectively backed by a strong Bitcoin balance sheet. So excited to talk about that. We could go any route you want. I know MSCI is a hot topic. We could talk about insurance companies. We could talk about pension funds, corporate adoption. What does that look like? How do we get more of that and where? Where is this? Where is all of this going?

Alexandre Laizet
Well. Well, actually, for context, I think it would be interesting if you could tell a bit more about the initiation and the return of experience of Strive, how it started, and what was the process like to issue SATA and the value proposition of and positioning of that product in the market?

Jeff Walton

Yeah, absolutely. So a little bit background on Strive. Strive is an asset management company. It was started in 2022 started in 2022 founded by Vivek Ramaswamy, and unapologetic capitalism was the was the ultimate goal. And as that goal was achieved, they turned to looking into, all right, what's the next thing that we're going to work on here? And it's it became very clear that it was running a Bitcoin Treasury as an asset manager. So our company is relatively small. There's about 30 employees, all of them are finance folks, like people that have worked in the asset management industry and ended up raising $700 million $750 million of equity capital with potential for up to an additional $750 million in warrants. That was 100% equity capital. There was no debt. There was no debt associated with it. There were many companies that were offering debt terms to Strive, but the terms at the time were very draconian. And what I mean by that is they were difficult terms with margin calls or tough things that Strive didn't want to agree to. So bringing that equity capital in the door allowed supreme flexibility for how to take on leverage on the balance sheet into the future. But the idea at the time, everybody was taking on convertible debt, and having that optionality gave us some flexibility to figure out exactly what we want to do once the deal closes. So the the reverse merger. So Strive as an asset was a privately held company. We did a reverse merger into a company called asset entities. Asset entities was a very, very small company. I think it was trading like five to $15 million market cap. And so we took $700 million of equity capital in this asset manager, and we shoved it into this tiny publicly traded company. So that's the reverse merger process. And in doing that, that gave us access to publicly traded capital markets, and it was the most efficient way to get shelf eligible, which allows you to utilize an at the market equity offering and issue equity in the United States equity market. So by doing that, we hit the ground running. The deal closed in September, and we right away got into a definitive agreement to acquire Semler to bring more, effectively, more Bitcoin capital under the balance sheet. So we're in the Prop. We're super close to the closing that deal here on our. Horizon, and then we launched SATA. So SATA is our perpetual preferred equity instrument. This is our preferred direction for approaching leverage in the in on our balance sheet, or amplification on our balance sheet in the capital markets. So what we did with the creation of the perpetual preferred equity is we effectively created a fixed income instrument that sits senior in our capital structure. Obviously, strategies launched five of these now, and their story is a bit more complex than ours, right? So if you look at strategy's balance sheet, they've got several convertible bonds, billions of dollars of convertible bonds. I think there's four of them with different maturity dates, and those sit senior in their capital structure, and below that, they have the perpetual preferred equities that sit below that, and they're different in seniority. Now for us, the story was incredibly simple, because we didn't have any convertible debt, so we were able to structure a security that was interesting to the capital markets, and they felt comfortable with the risk profile because we didn't have a debt maturity that we would have to consider on the horizon. So this our instrument, say to us, it's senior in our capital structure, and there's nothing, there's nothing more senior than that. And so we, we issued $200 million of SATA perpetual preferred equity. At the time we had what I say is about 5200 Bitcoin or something like that. So that allowed us to bring in notional, allowed us to bring in about $150 million and then we purchased $150 million a Bitcoin. And that brought us up. Bitcoin, and that brought us up to about 7500 Bitcoin. And so in that process, the how a good way to think about this is we are taking on the risk of figuring out how to pay the dividends into the future. When we launched our product, it had a 12% annual dividend rate on par at 100 so like each individual share, the par value is $100 so we'd pay $12 per share relative to a price of 100 so if the price of the equity is 80, then it's effectively like a 15% yield. We'll call that a fit. That's about, that's what's called a 15% effective yield. So as the price, because this instrument is publicly traded, the price fluctuates, so the effective yield will fluctuate. But that that 12, which is now 12.25 $12.25 on par, is what the fit, what the interest rate is for the moment, for the month. This is a monthly payable security, and we are paying that. We are paying that 12.25% distributed out monthly over time. 12.25% annual, distributed out monthly over time.

Alexandre Laizet  07:58

So great. And yeah, the positioning really is to say that you you have pure equity and permanent capital, and on the other side you have, let's say, a very pure model with the preferred and that you that derives from the thesis that this is the best way to position in the digital capital world. So I guess, as a segue would be interesting to know from your background, how did you come to that conclusion that digital credit is, is the future?

Jeff Walton  08:43

It really is a there's a huge, there's, there's quite a few huge innovations here. So the concept was, okay, Bitcoin is the best asset on the planet. How can I, how can I buy bitcoin and figure out how to leverage my balance sheet in a like in an institutional risk management framework such that I'm able to take on a little bit of leverage and buy more Bitcoin into the future if I'm long this asset. Now, what does everybody know about Bitcoin? It's super volatile. Okay, so you've got to be incredibly sharp with your analysis of your risk profile. So if you're taking on terms that have liquidation values, or you know, you have to underwrite the probability that the price of Bitcoin goes down and I lose Bitcoin in that scenario. Now this innovation with perpetual preferred equity, perpetual preferred equity. Any any shares of perpetual preferred equity that you sell, or that anybody sells, strategy sells, we sell whatever. You bring that capital in the door, and that is equity capital. It remains equity capital. So that money comes in the door, and we are now free to do what we want with it. Yeah. And we don't have to pay back a maturity. So the design of the perpetual preferred equity is this is equity capital that's coming in the door, and the buyer of that security needs to determine if we are credit worthy enough to continue paying what we said we were going to pay in the design of the security. So that's what we call digital credit, right? You could call the convertible bonds digital credit as well. But the credit here is, are we trustworthy to do what we said we're going to do? And so the folks that are buying the security are making that, making that decision. And again, the unique part here is, there is, this is not debt. There is no repayment maturity, which is the which is a huge innovation. So you bring that equity capital in, you've got the ability to go buy bitcoin immediately and redeploy that capital, and now you're in the market, and you're exposed the there's a couple other innovations here. And primarily it's you're you now have this like digital capital credit instrument that's publicly traded, and it's got a ticker. So our instruments available on Robin Hood, and, like most brokerages, strategies, is available even more places. And that's that's a fascinating innovation. So now you're talking about a fixed income instrument backed by a strong balance sheet of Bitcoin. And it's publicly traded in liquid most bonds, like the convertible bonds, even if you wanted exposure to it, you could never buy it like they were. Series 144, a large institutional type transactions. And if you wanted exposure to it, you needed a, you know, $500 million plus portfolio, and you trade between 30 people in a back alley in New York. You're right, right? Like it, the reality is a mahogany Steakhouse, but like that, that's a that. That's where those instruments trade. And now anybody can buy these instruments in a publicly traded vehicle. Okay, that's another innovation, and then you can what strategy had done is put an ATM equity issuance. They put a shelf offering on the perpetual preferred equity instruments. Okay, that's another innovation. So now, when there's demand on the products, they can issue additional shares on these instruments and bring more of that capital in the door at any point in time. Historically, if any company were to go raise debt capital or fixed income capital, it's a whole ordeal, right? You've got to go put a presentation together. You got to go talk to bankers. You tell everybody, like, hey, I want to go, you know, pile on some debt. You go run around the market and do presentations with everybody. Takes a bunch of human capital, a bunch of time, and you've got to, you've got to do it. And so that time element, when you want to go raise debt capital, if something in the market happens during that time that you're marketing the deal, your entire deal could fall apart, right? Like you might be running around trying to find the best deal in the market for two months, and your window closes, and now the market's just closed, okay? That innovation of having an ATM equity issuance on top of the perpetual preferred equity is huge, because if the demands there, they could raise the debt capital with a click of a button. That's fascinating. That's a that's a fascinating development in the market. So now you've got, now they've got all of these different instruments. They've got different cost of capital on all of them. And so they've got six effectively. They've got the common stock and all the perpetual preferred strategy. It's got the common stock and all the perpetual preferred equities and like they can determine what they want, if they want to bring in more capital in the door, they can determine whether or not to sell. And we have the same decision making ours just is far more simple, right? We've got our common stock and one perpetual preferred equity instrument so the so you look at a you look at a company like strategy, they've publicly stated that they're trying to get it to a perpetual preferred equity only model into the future, and I think they can get there by 2029 we have that model today, and we have the amplification that I Think strategy wants to get to today, and that's a fascinating right, like we are the effectively small version of what strategy wants to become or where they want to get to. And we're effectively proving out what the what the market looks like for this.

Alexandre Laizet  14:41

And how have been the volumes, the demand, what has been the feedback from institutions,

what type of institutions as well compared with pure equity? What type of profile?

Jeff Walton  14:51

Yeah, the the I think these things have traded incredibly well. If you look at our common stock, the volume on our common stock is incredibly high. If you compare it to. Some of the other US publicly traded Bitcoin Treasury companies. It's, you can sum the volume of some of those other US Bitcoin Treasury companies together, and our volume has been 2x all of those combined. It's been it's been fascinating. So there's been a lot of interest in the common stock. So we've seen volumes really high there. And since we launched SATA, we launched at an initial discount of 20% so the price of SATA when we issued it was 80 and I think as of today, it's trading around $95 and so we've seen, we've seen some volume in SATA. It's coming in the door where the the volumes are increasing over time, and there's been significant interest there. When we went out to market with SATA the our initial what we wanted to raise, initially, when we went out to market, was $125 million we ended up raising $200 million of notional capacity, but there was significantly more demand, like over $400 million of demand that was interested in the product from many different types of institutions, and significant retail demand as well. And the one of the fascinating things in going through that process is the institutional demand. It varied. It was across all the entire spectrum folks that were equity investors and Strive folks that had convertible bond exposure, like we were talking to different, like, various different groups. It was, you know, convertible bond desks were interested in the preferred product because that just fit within that group. And then you had, you know, yeah, there's just several, several different people. I think there were 50, like 3030, plus institutions that came in the door on our say that issuance.

Alexandre Laizet  16:47

Amazing. And so, from your background, you you usually talk a lot about insurance, reinsurance as a comparison overall, to what Bitcoin Treasury company is doing. There is, as well as many know, in capital B, the comparison from if she fated the president of tobam, of the early central banking model, where the Bank of England and France were created initially as private companies. So how do you compare that model of the Bitcoin Treasury company to the background that you have in a slightly different way than the central banking metaphor?

Jeff Walton  17:38

Yeah, yeah. I think this is a, this is a great question. A lot of people look at strategy and they just, they can't even wrap their head around it. It's, it's just a, it's a difficult model to figure out. And one, one comparison that I like to do is with insurance companies. I like to compare that to insurance companies. So how does an insurance company work? Let's think about this in insurance like when, when an insurance company sells a piece of insurance, what they're selling is they're selling insurance companies are selling products, and the people on the other end are buying those products to reduce the volatility of their life, right? So I will buy car insurance, right? Not only because I have to in the United States, but I buy car insurance to if I got into an accident, somebody else is taking on the risk, and they're going to, they're going to give me a brand new car, right? So I'm willing to pay for that, you know that protection, and so I pay capital into the insurance company. What does the insurance company do with that? The insurance company is pulling all that money in the door. They're selling 1000s of these products all over the place, home. Insurance diversified, right? It's like all over the place. So bringing all this capital in the door, and what they do is they invest that capital because they have an understanding of what their liabilities are going to be out into the future. So they have all this they have this money, and they got to figure out, okay, how do I park this money such that I'm paying my liabilities out, I'm meeting my liabilities out into the future? And there are several rating agencies and regulators that have instructions on what they can invest in, what they can invest in, and how conservative they need to be, because these products are, you know, very, very heavily regulated. And so why do I bring this up? The comparison is very similar when you think about a company like strategy that's issuing these perpetual preferred equities. Because what, what strategy, or strategy like what we're doing is, every time we issue one of these securities, we are underwriting bitcoins volatility. We're providing a low volatility Bitcoin product, and we are taking that capital in the door, and we are effectively pooling all that capital, and we're making sure that we can. Pay out that liability into the future. So we're doing effectively, a similar type of actuarial analysis that an insurance company would do in terms of, you know, bringing in capital, taking on the float and paying out the liability into the future. So I think that that model comparison is very, very similar. We are underwriting Bitcoin volatility risk effectively.

Alexandre Laizet  20:24

What would you say could be a good comparison between where Strategy sits right now, or Strive and other companies of the same size in the market, in terms of the balance sheet quality and quality of their even their credit instruments. Because something that you highlight a lot, and I think is extremely important, is yes, you can say that Strategy has some risks, as any operational company would have, of course, but everything needs to be compared and needs to be put on a relative basis. So I think would be helpful for people, if you you could share a bit of this analysis that you've been doing.

Jeff Walton  21:19

Yeah, that that's such a great point. The this is, this is something that a lot of a lot of people that are exploring or jumping into this space, I think, really miss. And the reality is this industry is so new, like we are in the early days of, you know, a digital credit company, right? Year Zero was last year, so we're on year one now of a digital credit company. I like to compare this to the year 1675, in the creation of insurance companies. As you know, large boats were crossing the Atlantic and they were getting insured with the goods that they were sending back and forth like that. That's how that's where we're at. And I think Yves likes to use the central bank comparison, which is around the same time period, right? We're like, we're in the we're in the 1600s at the beginning of what's happened here. So the you make up a great point, you have to compare these things to other things that exist in the market. And what a lot of people like to do right now is just compare all the Bitcoin Treasury companies to each other, which I think you can do, but in my opinion, is a waste of time. Folks need to be if folks that are interested in this space need to take that same lens of what you're looking at this company and how it operates, and look at everything else out in the market and put them on a level playing field. Okay, so strategy, for example, I think they've got, like, I don't know, seventh or eighth, largest liquid Treasury in the in the entire world, okay, that's interesting. So they're up there with mag, mag seven. They're up like, the largest is Berkshire Hathaway. They've got $300 billion of USD cash reserve. And then you've got mag seven, who's holding, you know, 60 or $70 billion of USD. And then you've got strategy, who's holding $60 billion of Bitcoin. Well, that $60 billion of Bitcoin is is highly liquid, right? The Bitcoin market trades $60 billion $60 billion a day. And so, so the comparison, the comparison, is very interesting. You've got now this small company that's ranked as, I think, the 211th largest company in the United States. They're probably the, I don't know, five or 700th largest company in the world. Yet they they have the top 10 largest publicly traded balance sheet, liquid assets on a balance sheet on the planet. Another thing that's really interesting is you again thinking about comparing these companies. Strategy is the like yesterday was the 15th largest publicly traded equity by volume, okay, that's interesting. Why does that happen? They're the 215th largest company, but the 15th largest by volume, so the fact that they're holding this highly liquid commodity instrument makes their stock incredibly liquid. Okay, that's interesting, that that's that's interesting to compare. And another comparison that I like here with strategies. So they've got $60 billion of USD capital. Lloyd's of London is an insurance syndicate in London. Okay, that syndicate has been around since the 1600s there's like the birth of insurance happened in London. They've got Lloyds of London. There's a syndicate of all of these different companies, and they all pull, they all pull their money. So if there's any risk that blows up a company, there's this pool of capital from Lloyds of London that comes in and pays any any losses. But all of these companies together, I think there's around, you know, 50 plus. There's like. 75 companies in Lloyd's, and they all have their own separate money. All of those companies combined have $60 billion okay? They've been going at it for 400 years, right? They've been, they've been trying to make money for 400 years, and all of those companies combined have $60 billion strategy has $60 billion in USD, but it's just stored in Bitcoin. Five years ago, they had 200 they had $500 million of cash, and now they have $60 billion that is a staggering statistic. Okay, so if that's happened in five years, what is the next five years look like? What is this company worth? What's a company with a leverage, leverage profile like they have relative to an insurance company? You look at strategy, they've got, really, it's, it's under 10% leverage from debt, and then they've got total, I think, around 25% amplification, once you take into consideration the the preferred equity. So that's interesting, right? That what, what is an insurance company like? What does Lloyds look like? Well, Lloyds is actually significantly leveraged. They're probably 300% leveraged. That means they're, they're they're bringing in three times the amount of premium relative to the surplus on the balance sheet. That means there's significant exposure there, and the margins on that business is like these companies are making 510, 12% a year. So like you compare that business model being that leveraged and only making that return, and you're looking at a company like strategy that's very under leveraged and making a significantly higher return on their balance sheet. It's, it's a very fascinating comparison. Once you, once you start to look at this stuff, but, and I've looked at this for our company as well, and like our company is what we're like, the about 2,000th largest publicly traded equity. We've got about $700 million of Bitcoin capital, and yet we're trading around companies like, there's this company out here called sweet green, which is like a lunch restaurant, like a lunch restaurant that sells salads, right? And sweet green. Sweet Green is a franchised company around the US. They have, they have $820 million of assets. I haven't even looked into this. I'm sure half of their assets are probably goodwill. And then they got 4042, or $420 million of debt. So they've got net capital on their balance sheet is really like, $400 million and I'm sure half of that is goodwill, so it's probably near zero. And the capital on our balance, like with our net capital on balance sheet, is significantly higher than so again, you start to think about the relativities and trading of how do you compare these companies like what are they worth? How do you compare something that's just so radically different than anything else? And my my answer to that is really the only true comparison is market cap for any of these companies and their trading relativities, especially when you get higher up on the publicly traded leaderboard. Like, how do you compare a company like Apple to Exxon? You know? Like, like, how do you can't compare their PE ratios. They've got completely different financial structures. They got completely different balance sheets. They've got completely different risk profiles, different people are buying their products. Like, how ingrained are they that it becomes really difficult once that you get above a certain threshold. The question is, like, what is that company worth? Is it? Is the ranking appropriate? Like Nvidia, for example, flew up the public traded leaderboard. The question is, like, is Nvidia worth more than Exxon? Yeah, probably. I think it really boils down to some of that really simplistic like market cap assumptions, because you can't really compare price to book ratio. You can't compare PE ratio. You can't compare revenues, price earning to growth ratios are all different. The market is the multiples on all of these instruments are completely different. And so there's so many different variables. When all this stuff comes into play, I think it's helpful to think about all those things. But the last thing I'll say here is, actually, no, I'll pass back. Go ahead.

Alexandre Laizet  29:46

Yeah, I would say. And maybe that would be related to some extent. Speaking of comparisons, there's been quite an issue that's been partly resolved with the MSCI. A situation, in my view, it's, it's a mixed announcement that we've had because it was a good news that yes, MSCI, with at the end, not withdraw Bitcoin Treasury companies in the list from the index. At the same time, MSCI will not continue to add more exposure to the shares. And so in that respect, on top of that, MSCI instead, because, basically MSCI is admitting that, because of a flawed logic, they will not reject the companies and then says that because of that float logic, they will launch a new study to determine how to apply that float logic to more companies outside of the Bitcoin world, if they are quote, unquote, non operating non operating companies. And so then, what in in your mind? Where does this misunderstand? Fundamental misunderstanding comes from that the company that undertakes Treasury operations is not effectively conducting operations, because it's completely like, if you, because that is literally, in my view, like if you would trace, if you want one to trace the path for MSCI indices to zero, you would do exactly that. Because imagine if, over time, you withdraw any security that has 50% of asset management, and you are in the Bitcoin world, well, you only have failing companies in your index at some point. So and then for me, something that is quite troubling is, well, the Treasury is also the result of the success of the operations. So like, if you wanted to pull that thread, you would say, like, effectively, like, if you wanted to withdraw companies, you would do the reverse. Then you would withdraw companies that have less than 50% instead of the reverse. So, but where do you think that complete misunderstanding of what a company actually can do with its cash comes from, is that just a form of like trying to slow down Bitcoin adoption or or something else? What's your opinion?

Jeff Walton  32:51

I think it's completely ridiculous stance to kind of reverse, reverse track on the on the 50% threshold, and then say, Oh, wait, but any new shares issued? We're not, we're not going to roll that, even though the company is technically worth more and these new shares multiplied by the price is actually the market cap is greater. We're not going to increase the market cap weighting in our associated index. Insane stance. Any other company on the planet that is, you know, issue, it's issued stock at any point in time, which is pretty much everybody they they're not treated that way. So really, to me, the fundamental question comes it really boils down to like that. The thing that I think these index providers are kind of missing, it's like, what's the point of holding a stock like, you're they're trying to play God with the like, the structure, the architecture of the market and like, that's not the job of a passive index provider, right? That MSCI is one passive index creator in the market. There are several others, the the probability that all of these companies take this stance is zero. Like this is going to be one company if they take this stance, there's a high likelihood that they underperform because they took the stance, as opposed to just having a passive index that sticks to one rule or method. So it's really not listening to what the market is saying and trying to play God with the architecture of the market. But one thing that I think that this these companies are kind of missing, is, what's the point of holding an equity? What's the what's the point? Like, why do, why does the equity market exist? You know, like, is it is, does the equity market exist to speculate on future cash flows? Because that's what it's currently doing. Like, the entire equity market right now is speculating on future cash flows. So. Like, okay, prior to 50 years ago, that wasn't the case. Like companies used to store their value, like it was actually a good thing if you if your company made money, you held on to it. Like, what? What do people do in their personal lives? Like me as a person, I make money, I want to store it right. I want to store it for a rainy day.

Alexandre Laizet  35:26

You don't want to be valued for your future cash flows.

Jeff Walton  35:29

Yeah. Like, I like. I want both. I want both. I want both. I want both. But I like, if I, if I make money, like, I want to store it. I want to protect my family. I want to protect myself. I want to protect me into the future. I want to reduce the risk of me and my family. Like that is fundamental to me as a human and like, what I'm doing somewhere there, like the entire equity market got detached from that. Like all of these, all these traits and these features that you have as a human to like, store your money and store your energy and protect your balance sheet and reduce the risk of your family, like that completely changed with the Corporation, which is crazy. Like, why? Why do like? Why? Why is the average lifespan of a company 20 years? Is because they're not storing value. They get run over by innovation, and things happen and things change. I think Berkshire Hathaway is a good perspective of the value of continuing to hold and store value in your company. Like Berkshire Hathaway is now a conglomerate. They own all sorts of companies because instead of redistributing that capital back out to investors via dividends and stock buybacks. They kept it and they invested. Now, historically, for them, like, you would have to make the capital the capital allocation decision, like, what do I do with this? And that was, that was a bit difficult. Historically, it's been a bit difficult. You got to go buy a business or something like, how many, how many $300 billion business? Like, look at Berkshire Hathaway's cash balance sheet right now, how many $300 billion companies are out there to buy? I mean, that was the answer, 10-15, you know, like the ability to deploy that capital is very it's just difficult to do to deploy that capital at scale. So they've got to make the decision to actively hold that capital instead of deploying it with Bitcoin. It changes. Like that whole narrative changes because you, you could bring in that capital and you could deploy it immediately. That's, that's a fascinating innovation like this is, this is the universal M and A target like, I don't need to go buy a company. I'm buying Bitcoin, and it's just hyper liquid, and it trades at 1x PE. I don't even have to think about valuations. It's just like, I'm able to store my value there. So what's the point of that? The point of that is to protect your company into the future. Like, why are all of these humans on the planet buying Bitcoin? They want to protect their value, like their hard earned value, and companies want to do the same. So, like, these Treasury companies, like, in my opinion, I think every, every company on the planet is eventually going to hold Bitcoin, some bitcoin, and because if you want your company to survive, like, how do you how do you do that? You have to store value in them, and historically, storing Fiat in your company. It was a melting ice cube, and nobody wanted to do that. So it resulted in the incentives being skewed. And so with the incentives being skewed, all of these companies are, I don't want to hold cash. I'm going to give it back to my shareholders via dividends and stock buybacks. And it resulted in all these, like, mag seven company, right? Like, think about Nvidia. Nvidia is, what a four and a half trillion dollar company, and they have $70 billion of cash. That seems like a that seems like a lot of market cap that's at risk, right? Like if your market cap fell in half, like you only have $70 billion Oh, you've got the future cash flows to help, you know, bolster the value of that, of that market cap. But like, there's so many risks that can happen where it would be good to have, you know, more than $70 billion of cash for a $4 billion company in reserve for a rainy day, like, if you needed to deploy it, or do you know XYZ with it, so that that type of thinking is what's evolving here, and that's what I think MSCI and like these index providers like are missing. They're just stuck in this. This is the way that things have always been done. This is the way that the market has moved. We've got detached from reality. In the 70s, when we got off the gold standard, everybody's perception of money is wrong, storage of value. Everybody's perception of storage of value is wrong. So okay, getting back to your question, the like these, these

MSCI and the index providers, I think, are, they're missing that like a company, like strategy and our company, we are the like running, running the Treasury is an operating business like they we have, we have operating business like for us. We've got asset management business. We've got true north, which is a media company, but we also have our treasury, and we want to store our money. We want this company to last for 1000 years, if we can. And instead of redistributing out, like any capital via dividends or stock buybacks. We're going to store it in our company. We're going to buy more more Bitcoin with it. And we're like, by structuring these perpetual preferred equities, like when we sell equity, we're we're underwriting. We're like, that's a structured finance operation. Like, we are underwriting the risk associated with that. It's no different. It's no different than a real estate like a company that's taking on debt to buy real estate, or a company like an oil company that's taking on debt to go expand oil reserves. Like the operations are exactly the same, but because it's digital, and it's in this digital marketplace, everybody's heads are exploding, and because, like, these companies are growing so fast, it like, you know, sound the alarm bells, what's going on here? And a lot of people don't have the historical background. They haven't studied Bitcoin, they haven't studied cryptography, they don't understand computers, they don't understand the Internet, they don't understand the innovation that's happening in the space, and there's just so many, so many things that need to be solved and fixed within that conversation. So it's a difficult conversation to have. I understand their stance. I think it's ridiculous. And there's more, there's more conversations that need to happen there. I think they'll probably eventually reverse on that as well. It might take some time, but yeah.

Alexandre Laizet  42:08

Yeah. It seems like the type of decision like that. You can compare that when politicians say that they will there is an issue, and they will form a form of commission to study the topic doesn't end with a result that's concrete. So I hope for MSCI, that the real idea is that Bitcoin is hope for MSCI, and that they reverse that and like from a logical standpoint, if, as index provider, you have to subjectively check any company in the world whether they are operating or not based on subjective criteria, you will, it will be a complete nightmare. And then, and probably they will, yeah, I hope that they will reverse that overall proposal, because then it's also a nightmare to manage anyway, because of that volatility of Bitcoin and the different companies that are in there and all of the specificities then I can also understand, like, if there are some investors in those indices and they don't want exposure to Dogecoin Treasury companies or this kind of shitcoin projects, that I can understand, it can be difficult at the same time. That's the reality of the overall market. And so I think that was either on your letter at Strive, or letter from strategy, or both the proposal of having filters as a new product proposed by indices to investors, instead of banning something and playing God, as you said, like to transform that into a business opportunity for them and propose filters to investors. They could even propose a filter to filter out any company that doesn't have Bitcoin on the balance sheet. Frankly, that would be more interesting. So yeah, I hope that they do.

Jeff Walton  44:20

Yeah. The reality is, capital is more mobile today than it's ever been, and it will move if it doesn't, if it's not being treated well or not being treated appropriately, like that, capital will move. And ultimately that makes that influences decisions. So if people don't like this and they want, they want to, this might be enough for people to make a decision that I don't want to follow MSCI index anymore, like this is, this is not what passive investing is like. They are trying to make a decision for me of what I should be investing in. You might go somewhere else and when that and so if you, if you start losing money and revenue. On fees, because there's less interest in your type of products, and I mean that that can change and influence decision making. So I think ultimately the incentives are aligned that everybody will figure this out, and at the end of the day, MSCI is not the only index provider, and all of these there will be other index, most of the other index, all of the other passively managed index providers do not have this might some try to follow MSCI. Maybe I don't think that's a good idea, and I think they'll understand, like that's just not passive market investing. But as bit as the price of Bitcoin goes up, the mechanics are still the same. So you think about a company like strategy, or our company as the as the market cap, the underlying market cap, forget the new shares that have been sold as the underlying market cap of the existing shares grows because of the Bitcoin on the balance sheet. When those when those index funds rebalance, the relative weighting in those funds needs to be increased. So, like, it doesn't do them any favors by by taking the stance, like, if you know what I mean, like they're they're making that they're trying to make that decision for other people, which, I think, a filter or an option you know, whether or not to do this stuff or not to do this stuff is probably the most efficient route if you wanted to go about that.

Alexandre Laizet  46:29

Well, Bitcoin is like water, or it goes anywhere at the end. And so for me, it's comparable to Vanguard saying no to Bitcoin, ETFs and JP Morgan saying no to Bitcoin, and then you have access to Bitcoin ETFs at Vanguard, and then you have Bitcoin structured products from JP Morgan. So I think that's quite a good time to transition to your expectations for the future. I think it's quite an active market, actually. And the downward price of Bitcoin over the last the last six months or so has been for Bitcoin Treasury companies, I think, counter intuitively, has been extremely important for the acceleration of innovation in the space, but more generally so seeing the Bitcoin structured products of JP Morgan and seeing different types of structures emerging Bitcoin negative exchanges and recently as well the form of distribution of even stretch. So innovation happening on top of stretch, that's that's quite interesting as well, to provide that exposure in a tokenized way. There's been some critics that it's not on top of Bitcoin, and I'm sure there will be solutions that will be built on top of Bitcoin as well. So the space is evolving quite fast, even like Bitcoin Treasury company as a sector has really be in a in a birth last year, if year 2024 was the birth of Bitcoin institutionalization with the ETFs. Last year was one, basically after year zero with the Bitcoin Treasury companies. I truly see this year 2026, as the year of Bitcoin capital markets. At least the start both with the, in my view, an explosion of digital credit instruments and as well of different forms of distribution of those same products by third parties. So Michael mentions that banks could wrap a stretch into bank account that pays very high interest rate and so on, so more broadly than the pure digital credit, maybe we can go into that after but if we look at The overall Bitcoin capital market space over in 2026 what's your view of where we are heading, and what do you think will be the the steps of adoption that we can see there and and then we can maybe move to credit as well.

Jeff Walton  49:35

Oh, yeah. I mean, we could talk for we could probably talk for hours on this. But, you know, try to make it quick. I think four year cycle is completely broken. 2025 was supposed to be an up year, and it was a down year. It was down slightly. So thinking about, I think the four year cycle is broken. I think a lot of people that you know were early investors in Bitcoin. This is the first time that they've had liquidity to be able to exit large positions, because you've got corporate buyers that are interested in buying and holding this stuff into perpetuity. So a lot of people are speculate, speculating on four year cycle, thinking about where we're at in the business cycle. Quantitative tightening has just ended. We're moving into a period of quantitative easy easing. We've got an election in the US, where all incentives are for capital markets to be absolutely exploding. We've got a new Fed Chair potentially coming in, I think, middle of the year, in 2026 who's talked about easy money cycles fed potentially easing interest rates. We've got PMIs are low historically, like when Bitcoin has moved much higher, PMIs have been on a on a rally upward. PMI has been flat, like in the entire bear market. You could even say that 2025 has probably been a bear market. You now had the issuance of these digital credit products that are tapping into different pools of capital that have never had historical access to Bitcoin. I think that market will, you know, double, triple, quadruple, very quickly. We could talk about why you've got Treasury companies are exploding. They're, you know, happening all over the place. I think if you look at the top 100 the 100th largest Bitcoin Treasury company now holds 100 Bitcoin. I think the 100th largest company will, by the end of this year, we'll probably have 500 Bitcoin. I think that's how it will, kind of like shift. I mean, five years ago there were, there was, like, one corporate, company that had put Bitcoin on the balance sheet to a strategy. Now there are hundreds like that's going to continue. Like these companies that are buying Bitcoin, and they've got operations like they're they're Bitcoiners. You're not going to change. They're not dogecoiners. They're not eth corners. They are Bitcoiners, and they're going to store their value in Bitcoin. And that's not stopping that will move forward into the future. So you know, the plumbing has totally changed, thinking about what happened in q4 with this MSCI situation, that that was also a period of uncertainty, right? So just by coming out with this fact, I was going to make this decision, is a huge period of uncertainty. And they said we're going to make this decision over the next quarter, on January 15, we're going to decide whether or not to exclude strategy or not. Well, that freezes everybody, like, if you were a speculator or investor in this space, you're like, Well, shit, I don't if this happens, I need to front run it, you know, I need to beat everybody out of the market, because I know that there's going to be pressure on the stock if they get, they get delisted out of these things. Okay, so if that happens, now you've got premiums that are contracting. So strategies, you got less ability to, you know, monetize a premium to buy the Bitcoin in the market. So you've got, you know, less buy pressure from a company like strategy. So effectively, like the Bitcoin treasury, companies have absorbed a lot of the volatility from Bitcoin, and you've seen compression a lot of the equities in these Bitcoin Treasury companies. So q4 was was pretty challenging for that. But now that we have more certainty on MSCI like that pulls a bit that pulls uncertainty out of out of the market. You've got Now Morgan Stanley, largest banking institution to to create a Bitcoin ETF. Funny enough. MSCI used to be owned by Morgan Stanley. Back in prior to 2007 they were, they were divest, divested from Morgan Stanley. So there's some interesting relationship there that Oh, Morgan Stanley launches a Bitcoin ETF, and then MSCI decides not to pull strategy out of the MSCI index funds. That's That's curious company like JP Morgan. Now they're coming out and saying, you know, Bitcoin is collateral, like, this stuff is here. This is going to be around and, like, that's a that's a big change, the change in framework for banks to now custody this stuff. I think over 26 we'll probably see banks start to custody Bitcoin, large, systemically, large institutional banks custody Bitcoin. And why is that important? Banks can then lend against Bitcoin so they can provide letters of credit. They can take on some tail risk and provide letters of credit to companies that are holding large, large portions of Bitcoin, and be able to lend against it. Right? All of these lending products are popping up and exploding around Bitcoin and using Bitcoin as collateral. We've seen the expansion of people in the real estate market using two two pieces of collateral now in a single real estate loan. That's fascinating. Instead of having one piece of risk with with real estate, you now have digital real estate, and real estate part packaged up into a one, one mortgage product, and one of those is hyper liquid, right? So, like, if, if you're, if you're the person that you lent the money to to go buy this house, if they go bankrupt, at least you got the Bitcoin you can go. Liquidate that, while you figure out what to do with the the the actual real estate capital that you've got in that, in that mortgage as well, that's fascinating development. So I mean, all these things combined, this is how we underwrite Bitcoin, right? You've got to think about all these things, like, where's the market going, and what are all the variables that go into it? And if you didn't have price, like, a price indicator, if you just, if you just didn't even know any anything about price, and you just heard everything I told you right there in that period, you'd say, Oh, wow. Like, that's a lot of development that's happened, and that's a lot of things that are very positive for for this, this asset class if you didn't even like, if you just took price out of out of the picture. So yeah, I'm, I'm incredibly excited about what this looks like. And then these digital credit products, I think digital credit probably, you know, doubles or triples in 26 just the total amount of issuance, probably doubles or triples in 26 why? Because the relative risk profile of these things is so much better than everything else in the market. Like all of the bonds, there's $100 trillion plus of bonds in the in the market, and they're all pretty bad. They're illiquid. They don't have strong balance sheets. They're a function of future cash flows. Ai probably eviscerates 25% of the businesses that are associated with most of these bonds. The maturities on them are super long. Like a company like Ford has a like a 2069 bond out in the market. I'm like, Okay, well, Tesla is going to eat their lunch in in the next six years anyway. So like that, like is that, are they going to get the money back out of that bond in 2069 probably not. And so I think there's a re rating of risk that's going to happen on the horizon. How long does it take? I don't know. It might take a while for for people to understand what these things are and how they work. Rating agencies might start to get a little bit more comfortable with these products into the future. I think that's incredibly necessary. How do rating agencies work? Well, rating agencies are like, who works at a rating agency? Probably like all of the people that were not good enough to go work at a finance company, work at the rating agency, like the like, that, that's, that's how it goes. Like, have you seen The Big Short the lady with the big glasses that works at the rating agency? Like, that's it. Like, that's real. So they've got to be able to understand and understand, like, think about the risk profile of these things, which requires a ton of conversation. When you think about the architecture of the investing market, pension funds, banks, insurance companies, a lot of them have mandates that they can't even buy new instruments until they've been trading in the market for three years. They have to have a three year track record. And us, as an asset manager like we know this because we have ETFs and there's, you know, the communication that we get is that, hey, we can't, you know, we like what you're doing, but we can't buy it until it's been around for three years. Same thing will happen with the digital credit products. There will likely be a hockey stick like adoption curve, as these things have, you know, 234, years of mature trading environment, like trading in the market. So we're at this period where there's a lot of alpha to be had right now. If you understand, you know the risk profile, you can think through it. You look you think about a balance sheet, how it works, and I mean, all that stuff has me really excited for the future. You look at, you look at a company like strategy, right as of today, they've got enough cash to pay two and a half years of the dividend of all of their perpetual preferred equity products two and a half years. So we're almost a year in. They could, if they didn't raise another dollar of capital that they could just use their USD to pay two and a half years of dividends. And then that's three year track record, right? Like you're now getting to a point where you have, you get to this huge potential adoption curve without selling any bitcoin, if they didn't sell any other equity, they've got massive flexibility in that. I mean, the liquidity of these instruments is really fascinating. Strategy continues to be a top 20 publicly traded company that allows them to raise capital just incredibly quickly. Another thing to emphasize this, like over the two day period, right before New Year's Eve, they raised $190 million of capital in two and a half days right before New Year's Eve. Nobody's working right like everybody in the capital markets is gone, but the somebody turned on the lights at the stock exchange, and the computers turned on and they started trading, strategy was able to go raise $190 million in two and a half days when the computers were trading. That's fascinating, like the people weren't working, like the computers were working. So I don't think any of that stuff is changing, and I think everybody's going to continue working hard. And I. Is excited to work in this space, and ultimately, Truth will bear out, and we'll see where this stuff goes well.

Alexandre Laizet  1:00:07

Thank you so much, Jeff. I think as a final word, because world, we talk a lot about the opportunity and the outperformance potential and how bullish all of those news really, because it's, as you said, the largest capital players that are really active in Bitcoin, and that's demand all across the space. But I think there is something that's important, is that not only is Bitcoin that risk potential, but with higher performance compared with the rest, which could be safer. I think something that would be important just to finish is for you to mention how, in fact, everything else is more risky than Bitcoin, and how Bitcoin actually is an imperative as a form of protection against the illiquidity and the lack of quality of everything else that's out there in the market that's not related to Bitcoin.

Jeff Walton  1:01:16

Yeah. I mean, there's, you look at, you look at, you look at the equity market. The equity markets got significant multiples across like you look at the the S&P500 has a composite PE ratio of 25 a composite price to book ratio of 5.6 so that means the entire S&P500. You probably can't name more than five, maybe seven companies in the S&P500. And that means 493 of them are trading at, you know, 5x m nav, if you want to call it right. So is that risk in the market? Yeah, sure. I think that that risk exists. It's really interesting when you start to denominate your world and use Bitcoin as a unit of account like risk. Risk goes away. You start to see the rest of the world in Bitcoin, like when I look at other corporate balance sheets, I look at it in terms of how much Bitcoin they're able to buy. I look at net I look at historical net incomes priced in Bitcoin at that point in time, while all of them are going up into the right, and Fiat, all of them are going down into the right, and price to Bitcoin. So I think that's, that's a another piece that I, I suspect will change a little bit more in 26, 27 28 is like starting to, starting to really use Bitcoin as a unit of account in everything, not like some people can. People have been very focused on store of value. People have been very focused on medium of exchange. But a lot of people have been really missed this middle piece, which is like, denominate your world. In Bitcoin, you look at unit of account, use it as a measuring stick for everything, price of homes, price of equities, net incomes, balance sheets, like flip, flip, flip everything upside down, and you can start to, you start to see the world a bit differently. So when you think about it that way, one bitcoin is one Bitcoin. And the relative risk profile, it doesn't matter what's happening priced in Fiat, like the Fiat debasement is going to keep happening. And, yeah, it's, it's imperative to have this like store of value, store your value somewhere that's resistant to that continued debasement and AI innovation and where, where you can store your value without decay.

Alexandre Laizet  1:03:40

Exactly Well. Thank you so much, Jeff for those last words. I think it's an amazing way to end. Denominate your world in Bitcoin. Any last word, Jeff, where to find you and what you would recommend people for this 2026.

Jeff Walton  1:03:55

Yeah. Thanks for having me. I appreciate, appreciate the time. Always great to chat is great to catch up in Prague. We will, we will be at all of, pretty much all of the Bitcoin events this year in 2026 there's strategy worlds coming up here on the horizon. We've got a group called True North. We are doing a side event at strategy world that's on February 23 come check it out. It's in Las Vegas. You'll get to meet us and a lot of people in person. It's great to talk about this stuff with people that are interested in it, because there's just not many there's just not many of us out there. And you can find me on Twitter. X my handle is at punter. Jeff, the group True North is at MSTR True North, we have videos that happen every single week, and then we also have the hurdle rate podcast, which is members of Strive and Tim Kotzman, so myself, Matt Cole, the CEO and Ben Werkman, the Chief Investment Officer, get on every week. We talk about macro, we talk about Bitcoin, we talk about all this stuff. So check us out. Follow along, and I think it's going to be exciting here.

Alexandre Laizet  1:04:55

Thank you so much, Jeff. Talk soon and talk to you later. See. Bye, bye.

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Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

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A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive’s website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive’s Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGER" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on December 3, 2025 and Semler Scientific’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers  is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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